SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

CGG-Veritas

Tour Maine Montparnasse -

33 Avenue du Maine –

BP 191 -

75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces BroadSeis Award with

BroadSource Broadband Source for Johan Sverdrup

Discovery in Norway

PARIS, France – June 6th 2012 - CGGVeritas announced today that it has been awarded a contract by Lundin Petroleum to conduct a survey of over 2,700 km2 with BroadSeis™, its broadband marine solution, using for the first time its broadband source option, BroadSource™. The survey of the Haugaland High in Quadrant 16 of the Norwegian sector of the North Sea started in May 2012 and is expected to last 3.5 months. This survey covers the fields formerly known as Luno and Avaldsnes which were renamed as Edvard Grieg and Johan Sverdrup in early 2012. The Johan Sverdrup is widely estimated to be the largest oil discovery in Norway in recent years.

BroadSeis was selected for this project as a direct result of several successful commercial surveys conducted by Lundin at the same location in 2011 which confirmed the technical and operational performance of BroadSeis. There was extremely positive R&D collaboration between both companies on acquisition and processing aspects and this latest BroadSeis survey will see the first pre-commercial deployment of BroadSource™, in order to achieve widest-bandwidth ghost-free data.

Hans Christen Rønnevik, Exploration Manager of Lundin said: “The implementation of Broadband technologies represents a major step change in marine seismic acquisition, with technological breakthroughs opening avenues to new knowledge and exploration opportunities.”

Jean-Georges Malcor, CEO, CGGVeritas, said: “We are very proud that Lundin, one of the most successful oil and gas companies these past years, have selected to benchmark our BroadSeis solution with the new broadband source option, BroadSource, from among the latest high-end techniques available. We are confident that we will achieve the best possible resolution and imaging quality for the high-potential Edvard Grieg and Johan Sverdrup discoveries. With our impressive track record of over 30 successful surveys conducted in the last eighteen months, BroadSeis is without doubt the best, proven broadband technology available in the industry today.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 6th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP